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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                        PURSUANT TO RULE 13a-16 OR 15d-16

                                      UNDER

                       THE SECURITIES EXCHANGE ACT OF 1934

                         FOR THE MONTH OF OCTOBER, 2003

                         Commission File Number 1-15114


               ANTHONY CLARK INTERNATIONAL INSURANCE BROKERS LTD.
               --------------------------------------------------
                               (Registrant's name)


                      SUITE 355, 10333 SOUTHPORT ROAD S.W.
                        CALGARY, ALBERTA, CANADA T2W 3X6
                    ----------------------------------------
                    (Address of principal executive offices)


1.       Press Release dated October 17, 2003
2.       Material Change Report dated October 21, 2003

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                         Form 20-F [X]     Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7):_______

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                           Yes [ ]     No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ______

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

                                    SIGNATURE


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Anthony Clark International Insurance Brokers Ltd., has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  November 13, 2003

ANTHONY CLARK INTERNATIONAL
INSURANCE BROKERS LTD.

By:
     "Signed"
------------------------------
Joseph P. Giuffre
Corporate Secretary & Director

           FORM 53-901F (FORMERLY FORM 27) UNDER SECTION 85(1) OF THE
                        BRITISH COLUMBIA SECURITIES ACT
           FORM 27 UNDER SECTION 118(1) OF THE ALBERTA SECURITIES ACT
            FORM 27 UNDER SECTION 75(2) OF THE ONTARIO SECURITIES ACT

        (INDIVIDUALLY, THE "ACT" AND COLLECTIVELY, THE "SECURITIES ACTS")

                             MATERIAL CHANGE REPORT

ITEM 1:  REPORTING ISSUER

State the full name and address of the principal office in Canada of the reporting issuer.

         Anthony Clark International Insurance Brokers Ltd. ("Anthony Clark") Suite 355, 10333 Southport Road, S.W.
         Calgary, Alberta  T2W 3X6

         Telephone:  (403) 278-8811

ITEM 2:  DATE OF MATERIAL CHANGE

         October 17, 2003

ITEM 3:  PRESS RELEASE

         The Press Release was disseminated on October 17, 2003, to the Toronto Stock Exchange as well as through various other approved public media and was SEDAR filed with the Provincial Securities Commissions.

ITEM 4:  SUMMARY OF MATERIAL CHANGE(S)

         A summary of the nature and substance of the material change is as follows:

         Anthony Clark is pleased to announce the acquisition by its wholly owned United States subsidiary, Addison York Insurance Brokers Ltd. ("Addison York") of the fixed assets and customer accounts (the "Assets") of DKWS Enterprises Inc. and the Kabaker Family Trust of July 1998, doing business as Vista International Insurance Brokers ("Vista"), a family-owned San Francisco area based general insurance brokerage.

 ITEM 5: FULL DESCRIPTION OF MATERIAL CHANGE

         Anthony Clark is pleased to announce the acquisition by its wholly owned United States subsidiary, Addison York of the Assets of DKWS Enterprises Inc. and the Kabaker Family Trust of July 1998, doing business as Vista, a family-owned San Francisco area based general insurance brokerage.

         Addison York purchased Vista's Assets for an undisclosed amount of cash and significant seller financing. The purchase is expected to generate approximately CDN$4,000,000 (U.S.$3,000,000) in additional annual revenues for Anthony Clark on a consolidated basis, for an estimated 75% increase over its revenues for the fiscal year ended March 31, 2003.

         Anthony Clark is also pleased to announce that Mr. John Kabaker, the founder and head of Vista's operations, will become the new President of Addison York. Mr. Kabaker has worked in the insurance brokerage industry for over 30 years and brings with him a wealth of knowledge and management experience.

         This California acquisition marks Anthony Clark's first entry into the United States market and its 19th acquisition overall since it was first founded in 1989. Anthony Clark has expanded principally though internal growth and brokerage acquisitions and now expects to process approximately CDN$63,000,000 (U.S.$47,000,000) annually in insurance premiums for its 20,000 customers with this acquisition.

ITEM 6: RELIANCE ON SECTION 85(2)(BC) OF THE SECURITIES ACT (BRITISH COLUMBIA) OR SECTION 118(2) OF THE SECURITIES ACT (ALBERTA) OR SECTION 75(3) OF THE SECURITIES ACT (ONTARIO)

         Not applicable.

ITEM 7:  OMITTED INFORMATION

         Not applicable

ITEM 8:  SENIOR OFFICERS

         The following senior officer of the Issuer is knowledgeable about the material change and may be contacted by the Commission at the following address and telephone number:


                  Primo Podorieszach, President
                  1732 North River Drive
                  Kamloops, BC
                  V2B 7N7

                  Telephone:  (250) 376-1782

ITEM 9:  STATEMENT OF SENIOR OFFICER

         The foregoing accurately discloses the material changes referred to herein.

         DATED at Kamloops, British Columbia, this 21st day of October, 2003.



                                             "Signed"



                                             -----------------------------
                                             Primo Podorieszach, President


IT IS AN OFFENCE UNDER THE SECURITIES ACT AND THE ALBERTA SECURITIES COMMISSION RULES FOR A PERSON OR COMPANY TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE ACT OR THE RULES THAT, AT THE TIME AND IN LIGHT OF CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

ANY FEE PAYABLE TO THE ALBERTA SECURITIES COMMISSION UNDER THE SECURITIES ACT, THE SECURITIES REGULATION AND THE ALBERTA SECURITIES COMMISSION RULES SHALL BE PAID TO THE ALBERTA SECURITIES COMMISSION IN ACCORDANCE WITH THE REQUIREMENTS OF THE FEE SCHEDULE TO THE SECURITIES REGULATION. ANY FAILURE TO ACCOMPANY A FORM OR APPLICATION WITH THE PRESCRIBED FEE SHALL RESULT IN THE RETURN OF THAT FORM OR APPLICATION.

               ANTHONY CLARK INTERNATIONAL INSURANCE BROKERS LTD.
                      SUITE 355, 10333 SOUTHPORT ROAD S.W.
                            CALGARY, ALBERTA T2W 3X6
                    TEL: (403) 278-8811 - FAX (403) 225-5745


              ANTHONY CLARK ACQUIRES FIRST UNITED STATES BROKERAGE

Calgary, Alberta, Canada, October 17, 2003 -- ANTHONY CLARK INTERNATIONAL INSURANCE BROKERS LTD. (TORONTO STOCK EXCHANGE: ACL; NASDAQ OTC BULLETIN BOARD:
ACKBF) ("Anthony Clark") is pleased to announce the acquisition by its wholly owned United States subsidiary Addison York Insurance Brokers Ltd. ("Addison York") of the fixed assets and customer accounts (the "Assets") of DKWS Enterprises Inc. and the Kabaker Family Trust of July 1998, doing business as Vista International Insurance Brokers' ("Vista"), a family owned San Francisco area based general insurance brokerage.

Addison York purchased Vista's assets for an undisclosed amount of cash and significant seller financing. The purchase is expected to generate approximately CDN$4,000,000 (U.S. $3,000,000) in additional annual revenues for Anthony Clark on a consolidated basis, for an estimated 75% increase over its revenues for the fiscal year ended March 31, 2003.

Anthony Clark is also pleased to announce that Mr. John Kabaker, the founder and head of Vista's operations, will become the new President of Addison York. Mr. Kabaker has worked in the insurance brokerage industry for over 30 years and brings with him a wealth of knowledge and management experience.

This California acquisition marks Anthony Clark's first entry into the United States market and its 19th acquisition overall since it was first founded in 1989. Anthony Clark has expanded principally though internal growth and brokerage acquisitions and now expects to process approximately CDN$63,000,000 (U.S.$47,000,000) annually in insurance premiums for its 20,000 customers with this acquisition.

For further information:

Press Contacts - North America                        Barry Kaplan
                                                      Barry Kaplan Associates
                                                      New Jersey
                                                      Telephone: (732) 747-0702
                                                      Email: smallkap@aol.com
                                                             -----------------

Anthony Clark International Insurance Brokers Ltd.    Mr. Tony Consalvo, C.O.O.
                                                      Telephone: (403) 225-5100
                                                      Email: tonyc@shawcable.com
                                                             -------------------

Except for the historical information contained herein, this press release contains statements that constitute forward-looking statements, as defined in the Private Securities Litigation Reform Act of 1995. Forward-looking statements inherently involve risks and uncertainties that could cause actual results to differ materially from the forward-looking statements. Factors that may cause or contribute to such differences include, among other things, the Company's ability to close the proposed transaction. Other risks and uncertainties include changes in business conditions and the economy in general, changes in governmental regulations, unforeseen litigation and other risk factors identified in the Company's public filings under "Risk Factors." The Company undertakes no obligation to update these forward-looking statements for revisions or changes after the date of this press release.


                                             On behalf of

                                             ANTHONY CLARK INTERNATIONAL
                                             INSURANCE BROKERS LTD.

                                             "SIGNED"

                                             Primo Podorieszach, C.E.O.